Exhibit 99.2

ASH 2025 | Ascentage Pharma Presents Encouraging Data from
Phase Ib/II Study of Bcl-2 Inhibitor Lisaftoclax in Venetoclax–
Exposed Patients with Myeloid Malignances

●	Preliminary clinical evidence of Lisaftoclax overcoming venetoclax resistance in myeloid malignancies with a 31.8% overall response rate(ORR) in this subgroup of patients

●	80% ORR achieved in newly diagnosed high-risk MDS/CMML

●	Strong safety profile with no dose-limiting toxicities across all patient cohorts in 103-patient study

ROCKVILLE, Md. and SUZHOU, China, December 8, 2025— Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development, and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that it presented the latest results from a Phase Ib/II study of Lisaftoclax (APG-2575), a key investigational drug candidate in the Company’s pipeline, in combination with azacitidine (AZA) in patients with newly diagnosed or prior venetoclax–exposed myeloid malignancies in a poster presentation at the 67th American Society of Hematology (ASH) Annual Meeting, being held in Orlando, Florida.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating cutting-edge scientific research and the latest data on investigational therapies that represent leading scientific and clinical advances in the global hematology field. Once again, Ascentage Pharma’s innovative pipeline has garnered significant attention at this year’s conference, with results from multiple clinical and preclinical studies on three of the Company’s drug candidates (Olverembatinib, Lisaftoclax, and APG-5918) selected for presentations, including an oral report featuring a study on Lisaftoclax.

Data featured in the report further validated the therapeutic potential and favorable tolerability profile of Lisaftoclax in myeloid malignancies, including treatment responses from venetoclax–resistant patients. These results underscore Lisaftoclax’s distinct clinical value that is differentiated from other drugs in the same class.

Lisaftoclax is a novel, orally administered Bcl-2 selective inhibitor developed by Ascentage Pharma. It exerts antitumor effect by selectively blocking the anti-apoptotic protein Bcl-2 and restoring the normal apoptosis process in cancer cells. Lisaftoclax is approved in China for adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy, including Bruton’s tyrosine kinase (BTK) inhibitors. Ascentage Pharma is currently conducting four global registrational Phase III studies to evaluate Lisaftoclax in multiple indications, including CLL/SLL, acute myeloid leukemia (AML), and myelodysplastic syndromes (MDS).

Yifan Zhai, M.D., Ph.D., Chief Medical Officer of Ascentage Pharma, said, “It is our great pleasure to present continued progress in the clinical development of Lisaftoclax in myeloid malignancies such as AML and MDS at the ASH Annual Meeting. These data suggest that this combination regimen has substantial therapeutic potential for the treatment of newly diagnosed or venetoclax–exposed patients. We hope that Lisaftoclax will bring a breakthrough to the clinical management of myeloid malignancies. Fulfilling our mission of addressing unmet clinical needs in China and around the world, we will strive to accelerate our clinical programs to bring more safe and effective therapies to patients as soon as possible.”

Highlights of the data this study reported at ASH 2025 are as below:

Results of the APG2575AU101 study of lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with newly diagnosed (ND) or prior venetoclax–exposed myeloid malignancies

Format: Poster Presentation

Abstract#: 1641

Session: 616. Acute Myeloid Leukemias: Investigational Drug and Cellular Therapies: Poster I

Time: Saturday, December 6, 2025; 5:30 PM – 7:30 PM EST

First Author: Dr. Tapan Kadia, Department of Leukemia, The University of Texas MD Anderson Cancer Center

Presenter: Dr. Tapan Kadia, Department of Leukemia, The University of Texas MD Anderson Cancer Center

Highlights:

Background:

●	AML and MDS have poor prognoses. Venetoclax plus hypomethylating agent AZA is approved for certain patients with AML, but many patients are unable to benefit from treatment because of failure to respond or intolerance. Even patients who achieve complete responses (CRs) in early treatment eventually experience relapse.

●	Lisaftoclax, a novel, oral small-molecular Bcl-2 inhibitor, has shown enhanced treatment responses when combined with AZA in preclinical and clinical studies.

Introduction:

●	This was a phase Ib/II study (NCT04964518) designed to evaluate the efficacy and safety of lisaftoclax in combination with AZA in patients with ND or relapsed/refractory AML, mixed-phenotype acute leukemia (MPAL), chronic myelomonocytic leukemia (CMML), or higher-risk (HR) MDS. The first part of this study was the dose-escalation phase and the second part was the dose-expansion phase.

●	As of July 1, 2025, 103 patients were enrolled, including 63 patients with AML/MPAL (of whom 56 had relapsed/refractory diseases) and 40 patients with HR MDS/CMML (of whom 25 had relapsed/refractory diseases).

Efficacy Results:

●	In the 44 evaluable patients with R/R AML/MPAL, the ORR was 43.2%, and the CR rate was 31.8% (14/44). In the 22 evaluable patients with venetoclax–exposed R/R AML/MPAL, the ORR was 31.8% (7/22), and the CR rate was 22.7% (5/22).

●	In the 15 evaluable patients with ND HR MDS/CMML, the ORR was 80.0%, including 6 (40.0%) patients who achieved a CR, and 6 (40.0%) who achieved a marrow CR (mCR).

●	Median overall survival (OS) values for patients with R/R AML/MPAL or R/R HR MDS/CMML were 7.6 months and 11.3 months, respectively.

●	The median OS was 6.3 months in patients with ND AML/MPAL and was not reached in patients with ND HR MDS/CMML.

Safety Results: No dose-limiting toxicities (DLTs) were reported in part one for dose-escalation or part two for dose-expansion. Common grade ≥3 treatment-emergent adverse events (TEAEs) included neutropenia (41.7%), febrile neutropenia (35.0%), thrombocytopenia (26.2%), and anemia (17.5%).

Conclusion: These preliminary clinical data show that the combination regimen of lisaftoclax plus AZA holds promise in overcoming venetoclax resistance, therefore potentially offering a new treatment option to patients with AML/HR MDS.

* Lisaftoclax, Olverembatinib and APG-5918 are currently under investigation and have not yet been approved by the FDA in the U.S.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia ( AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the U.S. FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Stella Yang

Ascentage Pharma

Stella.Yang@ascentage.com

+1 (301) 792-6286

Stephanie Carrington

ICR Healthcare

AscentageIR@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

AscentagePR@icrhealthcare.com

+1 (646) 866-4012

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